Exhibit 99.1

SUBSCRIPTION AGREEMENT FOR CLASS B SHARES

Parties:

Intercont (Cayman) Limited (Nasdaq: NCT, CIK:0002018529) the Cayman Islands exempted company (the “Company”); and

Beverly Holding Limited (2125827), a company incorporated in the British Virgin Islands (the “Subscriber”).

WHEREAS:

A. The Company’s Audit Committee has reviewed and approved the proposed issuance of 650,000 Class B Shares (the “Subject Shares”) to the Subscriber at a subscription price of US$3.00 per share (the “Subscription Price”), subject to the satisfaction of certain conditions precedent as set forth herein.

B. The Company intends to hold an extraordinary general meeting of shareholders and a separate meeting of the holders of Class A Shares (collectively, the “Shareholder Meetings”) to consider and, if thought fit, approve: (i) the increase of the authorised share capital of the Company to US$250,000,000 divided into 100,000,000,000 ordinary shares (comprising 80,000,000,000 Class A Shares and 20,000,000,000 Class B Shares); (ii) the change of voting rights of Class B Shares from thirty (30) votes per share to one hundred (100) votes per share; and (iii) the adoption of the third amended and restated articles of association of the Company (the “AR M&A”) (collectively, the “Shareholder Approvals”).

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Subscription and Issuance

1.1.	Subject to the satisfaction or waiver of the conditions set forth in Section 2 below, the Subscriber agrees to subscribe for, and the Company agrees to issue and allot to the Subscriber, 650,000 Class B Shares (par value US$0.0025 per share), at the Subscription Price of US$3.00 per share, for an aggregate subscription amount of US$1,950,000 (the “Subscription Amount”).

1.2.	The Subscription Amount shall be payable by wire transfer of immediately available funds to an account designated by the Company on or prior to the Closing Date (as defined below).

2.	Conditions Precedent

The obligations of the parties to consummate the subscription and issuance of the Subject Shares are subject to the satisfaction or waiver of the following conditions precedent:

2.1.	Shareholder Approvals. The Shareholder Meetings shall have been duly convened and held, and the Shareholder Approvals (including the increase of authorised share capital, the change of voting rights of Class B Shares, and the adoption of the AR M&A) shall have been validly obtained in accordance with the Company’s existing articles of association and applicable law, and shall remain in full force and effect.

2.2.	No Legal Prohibition. No applicable law, regulation, order, injunction or decree shall prohibit or restrain the issuance of the Subject Shares or the payment of the Subscription Amount.

2.3.	Representations and Warranties True. The representations and warranties of each party contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

3.	Closing

3.1.	The closing of the subscription (the “Closing”) shall take place on a date (the “Closing Date”) to be mutually agreed by the parties, which date shall be no later than six (6) months after the date on which all conditions precedent set forth in Section 2 have been satisfied or waived.

3.2.	At the Closing:

(a)	the Subscriber shall deliver the Subscription Amount to the Company; and

(b)	the Company shall:

(i)	issue the Subject Shares to the Subscriber (or its nominee);

(ii)	register the Subscriber (or its nominee) as the holder of the Subject Shares in the Company’s register of members; and

(iii)	deliver a share certificate representing the Subject Shares (if requested).

4.	Representations and Warranties of the Subscriber

The Subscriber represents and warrants to the Company as follows:

4.1.	The Subscriber is duly incorporated and validly existing under the laws of the British Virgin Islands, and has full power and authority to enter into this Agreement and to perform its obligations hereunder.

4.2.	The Subscriber is acquiring the Subject Shares for its own account for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable securities laws.

4.3.	The Subscriber understands that the Subject Shares have not been registered under the U.S. Securities Act of 1933 (as amended) or any state securities laws, and may be subject to transfer restrictions.

4.4.	The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subject Shares.

5.	Representations and Warranties of the Company

The Company represents and warrants to the Subscriber as follows:

5.1.	The Company is duly incorporated and validly existing under the laws of the Cayman Islands, with full corporate power and authority to enter into this Agreement and to issue the Subject Shares.

5.2.	Upon issuance and payment therefor in accordance with this Agreement, the Subject Shares will be validly issued, fully paid and non-assessable, and free and clear of all liens, claims and encumbrances created by the Company.

5.3.	The execution, delivery and performance of this Agreement by the Company have been duly authorised by all necessary corporate action (subject only to the Shareholder Approvals being obtained as a condition precedent).

6.	Covenants

6.1.	The Company covenants to use its best efforts to convene the Shareholder Meetings and to obtain the Shareholder Approvals as promptly as reasonably practicable.

6.2.	The Company shall provide the Subscriber with copies of all notices, proxy statements and other materials related to the Shareholder Meetings promptly after such materials are made available to shareholders.

7.	Termination

This Agreement shall terminate automatically and be of no further force or effect if:

7.1.	the conditions precedent set forth in Section 2 have not been satisfied or waived by the date that is six (6) months from the date of this Agreement; or

7.2.	the parties mutually agree in writing to terminate this Agreement.

8.	Governing Law and Dispute Resolution

8.1.	Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the Cayman Islands.

8.2.	Arbitration. Any dispute, controversy, claim or difference of any kind whatsoever arising out of, relating to, or in connection with this Agreement (including the existence, validity, interpretation, performance, breach or termination thereof) shall be finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force at the time of the commencement of the arbitration (the “HKIAC Rules”), which rules are deemed to be incorporated by reference into this Section.

8.3.	Arbitral Tribunal. The arbitration tribunal shall consist of one arbitrator appointed jointly by the parties. If the parties fail to agree on the appointment of the sole arbitrator within thirty (30) days after the commencement of arbitration, the arbitrator shall be appointed by HKIAC in accordance with the HKIAC Rules.

8.4.	Seat and Language. The seat (legal place) of arbitration shall be Hong Kong. The arbitration proceedings shall be conducted in English.

8.5.	Final and Binding. The arbitral award shall be final and binding upon the parties, and judgment upon the award may be entered in any court having jurisdiction, or application may be made to such court for judicial acceptance of the award and/or an order of enforcement, as the case may be.

8.6.	Confidentiality. The parties shall keep the arbitration proceedings and any related information confidential, except as may be required by law or necessary to enforce any arbitral award.

9.	Miscellaneous

9.1.	Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral.

9.2.	Amendments. Any amendment to this Agreement shall be in writing and signed by both parties.

9.3.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Electronic signatures (including scanned, DocuSign or similar) shall be accepted as original signatures.

9.4.	Notices. All notices under this Agreement shall be in writing and sent to the addresses set forth on the signature pages (or as otherwise notified in writing).

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

INTERCONT (CAYMAN) LIMITED

(Company Seal)

By:
Name:	Muchun Zhu
Title:	CEO and Chariman
Date:	4th June, 2026

SUBSCRIBER:
BEVERLY HOLDING LIMITED

By:
Name:	Muchun Zhu
Title:	Sole Director
Date:	4th June, 2026

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